UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-39989

PYROGENESIS CANADA INC.
(Translation of registrant's name into English)

1744, William St. Suite 200

Montreal, QC, H3J1R4

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 10, 2023
99.2	Condensed Consolidated Interim Financial Statements Three and Six-Month Period ended June 30, 2023 and 2022
99.3	Management’s Discussion and Analysis
99.4	Form 52-109F2 CEO Certification of Interim Filings
99.5	Form 52-109F2 CFO Certification of Interim Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYROGENESIS CANADA INC.
(Registrant)

Date: August 10, 2023	/s/ P. Peter Pascali
P. Peter Pascali
Chief Executive Officer